February 10, 2025

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed January 28, 2025
           File No. 333-282986
Dear How Meng Hock:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your discussion of fluctuations in revenue, gross margin, and net profit between the six months ended September 30, 2024 and September 30, 2023.
       When highlighting these fluctuations, please prominently disclose there were different basis of accounting in the periods and that the comparison may not be indicative of your results if both periods were under the same basis of accounting. Revise similar disclosures made on page 53, 65, and 83, accordingly.
Unaudited Condensed Consolidated Interim Statements of Changes in Equity, page F-60

2. Please disclose the details concerning the $5 million capital contribution recorded in the six months ended September 30, 2024. This disclosure should inform readers as to who, when, and why the contribution was provided. Also, tell us how this capital
 February 10, 2025
Page 2

       contribution is reflected in your statements of cash flows. 12 Loans and Borrowings, page F-68

3. Please disclose the facts and circumstances regarding the $5.8 million loan that was paid off and clarify if this is related to the $5 million capital contribution reported in the Statements of Changes in Equity.
Trade Payables and Other, page F-68

4. We note "Other payables, non-current" had a balance of $5 million on March 31,
       2024, which was subsequently reduced to zero. Please disclose the details regarding the $5 million and how it was paid off. If it is related to the $5 million capital contribution recorded in statement of changes in equity, please disclose the relationship.
General

5. On page 90 you disclose that for the six months ended September 30, 2024,
       ARAMCO accounted for 71% of your revenue. Given the significance of this one customer, please disclose this information prominently in the Prospectus Summary, MD&A, and Business sections of your filing.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:   Yarona Yieh